August 15, 2014

Via EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller and Mr. Ron Winfrey

Re:	PetroQuest Energy, Inc. Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 5, 2014 File No. 001-32681 Response Letter dated August 4, 2014

Dear Messrs. Hiller and Winfrey:

This letter is in response to your letter dated August 11, 2014, to PetroQuest Energy, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the Division of Corporate Finance of the U.S. Securities and Exchange Commission (the “Commission”) relating to the above referenced Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”). For your convenience, each response is preceded by the Staff’s comment to which the response relates.

Form 10-K for Fiscal Year Ended December 31, 2013

Oil and Gas Reserves, page 7

1.	We note your response to prior comment 1, in our July 31, 2014 letter, stating “At December 31, 2013, the Company had 98.6 Bcfe of PUD reserves that are scheduled to be developed over the next five years. Because 92% of these PUDs are associated with natural gas, the specific timing of the PUD development over the next five years is highly dependent upon the prevailing price of natural gas as well as the cost and availability of oilfield services, including drilling rigs and hydraulic fracturing equipment.”

However, you also indicate that there was no drilling on PUD locations that were scheduled for drilling in 2013 by the “12/31/12 Report” even though you drilled 40 gross/12.5 net wells and incurred $96 million in exploration/development costs during this period. Given that the 2013 natural gas price was about 40% higher than the price

400 E. Kaliste Saloom Rd., Suite 600 — Lafayette, Louisiana 70508

P.O. Box 51205 — Lafayette, LA 70505-1205 — (337) 232-7028 — Fax (337) 232-0044

U.S. Securities and Exchange Commission

August 15, 2014

actually used to book (or to maintain the booking of) PUD reserves at year-end 2012, please explain why the actual drilling did not adhere to the 12/31/12 Report’s schedule. Similarly, as you indicate that only 15 of 99 locations scheduled to be drilled in 2011 were completed, and only 26 of 130 locations scheduled to be drilled in 2010 were completed, describe the events that transpired in each period that caused your development schedules to be unrepresentative of your actual commitments.

Please describe the procedures that are routinely undertaken in the course of preparing your reserve estimates that are intended to ensure that PUD reserves are only claimed for locations where a final investment decision has been made, and where you are able to demonstrate that the reasonably certain criteria has been met. Also describe the financial return criteria (e.g. internal rate of return), that you invoke for PUD attribution and PUD drilling and the process of reconsideration that appears to occur when evaluating other opportunities (i.e. the mechanism by which your final investment decisions are reversed), as appears to be the case when exploratory drilling is undertaken instead of development drilling, or when PUD reserves are sold or plans for development are abandoned.

Please refer to the answer to Question 131.04 of our Compliance and Disclosure Interpretations (“C&DIs”), clarifying that the adoption of a development plan requires a final investment decision, and describe any internal controls you have established over this process and any changes to your reserve booking procedures that you would need to implement in order to conform with this guidance.

Response 1:

In response to the Staff’s comment, the Company advises the Staff that during 2013, the Company completed its largest transaction acquiring certain producing assets in the Gulf of Mexico for approximately $200 million. These acquired assets included substantial oil production. Also during 2013, the Company acquired additional acreage in the Woodford Shale which proved to be liquids rich. These acquisitions were part of a broader strategic initiative implemented during 2013 to increase the Company’s exposure to oil and natural gas liquids given the substantial price advantages of these products over dry natural gas. As a result, drilling activities during 2013 became focused on oil and liquids rich gas projects throughout the Company’s portfolio as opposed to the primarily dry gas proved undeveloped reserves scheduled in the December 31, 2012 reserve report. Of the 26 undeveloped locations scheduled to be drilled during 2013, 18 were dry gas projects that were not competitive (despite improvement in natural gas prices in 2013) with expected investment returns on liquids rich projects. Of the remaining eight locations: one was sold during 2013, two were deferred waiting on additional geophysical analysis and five were associated with non-operated properties where the operator had delayed the drilling of these locations. As a point of additional data, the Company drilled three PUD locations during 2013 that were scheduled to be drilled in 2014 and 2015. Regarding the Company’s 2013 Woodford Shale drilling activity, the Company fully developed its legacy liquids rich acreage position by drilling all of the offset locations during 2013,

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August 15, 2014

thereby removing the need to book associated PUD reserves. Because there were no proved reserves associated with these wells at December 31, 2012, they were classified as exploratory wells when drilled in 2013, despite the fact that the wells were direct offset locations to the initial proved developed producing location in each section.

Regarding the Company’s drilling activities during 2011 and 2012, as compared to undeveloped drilling originally scheduled in the December 31, 2010 and 2011 reserve reports, approximately 67% and 61%, respectively, of the gross locations scheduled to be drilled in 2011 and 2012 were associated with our Fayetteville Shale assets. The Company owned an average 7% non-operated working interest in these locations and the timing of development was outside of the Company’s control. Because of significant operator turnover that occurred during this time period with respect to these assets (Chesapeake sold to BP and PetroHawk sold to Exxon Mobil), the development schedule was inconsistent. Ultimately, because of our limited ability to control operations and a lack of operator drilling activity, we sold our Fayetteville position during December 2012 as we believed the sale represented a better economic decision. On a cumulative basis, if the Fayetteville locations that were non-operated and later sold are aggregated with the PUD locations drilled, the Company addressed 82% of the PUD locations that were originally scheduled to be drilled in 2011 and 2012 through sales or drilling.

As disclosed in the Form 10-K, the Company’s annual reserve report is prepared by a nationally recognized independent petroleum engineering firm in accordance with all applicable SEC requirements under the supervision of the Company’s Manager of Reservoir and Economics. The annual reserve report is then reviewed and approved by the Manager of Reservoir and Economics and Company executive management, which includes the CEO, COO and CFO, among others. The previously approved reserve report is then reviewed quarterly by the Manager of Reservoir and Economics and Company executive management and updated as necessary to reflect changes to the Company’s reserves, including any changes related to final investment decisions with respect to PUD locations.

In accordance with Question 131.04 of the Commission’s Compliance and Disclosure Interpretations, only those PUDs which have a projected positive cash flow and for which a final investment decision has been made are included in the reserve report. While the Company has made the final investment decision to drill these PUDs at the time the applicable PUD is booked, the timing of such drilling is subject to change based on a number of factors, many of which are unpredictable and over which the Company has little or no control, such as commodity prices, cash flows, access to capital, new opportunities with better returns on investment, asset sales or other property dispositions and actions or inactions of other co-owners or industry operators. As such, the relative proportion of total PUDs that the Company develops may not necessarily be uniform from year to year, but could vary by year based upon the foregoing factors. We attempt to maximize the rate of return on capital deployed which requires that we continually review all investment options available. As a result, at times we may delay or remove the

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August 15, 2014

drilling of certain projects, including scheduled PUDs, in favor of projects with a more attractive rate of return. If we reverse a final investment decision with respect to any PUD location, the associated PUD reserves are removed from the reserve report. As an example, at December 31, 2011, the Company removed several PUD locations associated with vertical wells in its East Texas assets that were included in the prior year’s reserve report. During 2011, the Company began horizontally drilling its Cotton Valley assets in East Texas in order to improve production and reserve recoveries from the historical results achieved through vertical drilling. Based on the superior results of horizontal drilling, the Company elected to write off its remaining vertical PUD locations.

Regarding the Staff’s prior comments on the Company’s PUD conversion rates, we respectfully make the following observation. It appears the Commission calculates the PUD conversion rate for any given time period as a fraction, the numerator of which is the PUD reserves actually drilled and placed into the PDP/PDNP category and the denominator of which is the total PUD reserves booked as of the beginning of the period. This approach does not account for other dispositions of PUD reserves during the five year period. We believe certain PUDs which are removed from the reserve report within five years of being booked should also be removed from the denominator amount of the PUDs initially booked before calculating PUD conversion rates (excluding PUDs removed due to the 5 year limit). The Company believes this is particularly the case with respect to sales of PUDs, which represent monetization transactions. While the Company has made a final investment decision and intends to drill all PUD locations, changes in development plans as a result of the factors described above and/or market opportunities may result in a sale transaction being a more capital efficient and cost effective way of monetizing PUDs and maximizing shareholder value. Once PUDs have been sold, such reserves are no longer available to be drilled and therefore should not count against the Company’s conversion rate.

2.	We also note your response to prior comment 1, stating “The Company respectfully submits that the Staff’s calculation methodology indicating a cumulative 50% PUD conversion rate is not completely representative of our PUD reserve activity as it does not consider all of the year-to-year changes with respect to our PUD reserve.”

However, you analyze PUD reserves claimed in 2009 and appear to focus on the remaining quantity of these reserves without differentiating between development and changes attributable to sales, technical issues, changes in prices, and reaching the five year limit. Your disclosures indicate that the total volume of PUD reserves you converted to proved developed status for the years 2009 through 2013 is 28.3 BCFE, representing an average of 5.7 BCFE per year.

In order to achieve a five year development profile for your PUD reserves, we would ordinarily anticipate annual conversions to range from 15% to 25% of the available PUD reserves. Therefore, your historical performance, which would generally correlate with PUD reserves in a range of 23 (=5.7/.25) to 38 (=5.7/.15) BCFE, does not support the PUD reserves you have disclosed over the past five years, which range from 60 BCFE (year-end 2012) to 104 BCFE (year-end 2011).

U.S. Securities and Exchange Commission

August 15, 2014

Please submit a comprehensive analysis of changes in PUD reserves, covering 2009 to 2013, including a schedule stratifying for each year-end estimate, the quantity of such reserves initially claimed in that period and each preceding period; and for each strata, show the current period conversions, the percentage that such conversions are of the beginning reserve strata balance, and showing all other adjustments necessary to reconcile each strata to the year-end estimate.

Given the manner by which undeveloped reserves have been defined in Rule 4-10(a)(31)(ii) of Regulation S-X, we would not anticipate a computation of conversion that seeks to count as conversions changes other than drilling, or that excludes such changes from the reserve balances utilized in the computation. However, if you believe using beginning reserve balances adjusted for economic or performance revisions, as described in FASB ASC 932-235-50-5(a), would yield a more representative conversion metric, also provide those figures and state your rationale.

Please explain how you intend to achieve a five year PUD conversion profile in the future. Address the uncertainty over the reliability of your scheduling on determinations about the reasonable certainty of economic recovery for the PUD reserves you claim.

Response 2:

As outlined in our response to comment 1 above, the Company believes that the determination of the conversion rate of PUDs should consider more than drilling. While the Company has every intention to drill its PUDs and includes PUDs in its reserve report in compliance with Rule 4-10(a)(31)(ii) of Regulation S-X, circumstances can arise subsequent to the Company’s final investment decision whereby the Company can derive more value for PUDs through a sale transaction. The Company should not have an economically driven decision to sell a PUD instead of drilling the PUD negatively impact its historical PUD conversion rate. Furthermore, to the extent that the rules and regulations require PUDs to be removed as a result of pricing, the Company believes those PUDs, which the Company no longer has the ability to convert through drilling, should also be excluded from the denominator for purposes of determining that year’s PUD conversion rate.

U.S. Securities and Exchange Commission

August 15, 2014

As discussed with the Staff on August 13, 2014, the following table is an analysis of the changes in PUD reserves, along with an aging of PUDs, for each of the years ended December 31, 2013 and 2012. The Company can provide additional years of similar data and analysis at the Staff’s request.

Analysis of Change in PUDs (MMcfe)

PUD Aging:

12/31/13 PUDs			12/31/12 PUDs
Initial Booking Year	Mmcfe	% of total	Initial Booking Year	Mmcfe	% of total
2013	47,069	48%	2012	18,287	30%
2012	18,798	19%	2011	20,735	35%
2011	16,682	17%	2010	15,738	26%
2010	14,931	15%	2009	954	2%
2009	1,179	1%	2008	4,279	7%

	98,659	100%		59,993	100%

2013 PUD Conversion Rate:				2012 PUD Conversion Rate:

Drilled	4,109			Drilled	14,997

BOY (1/1/13)	59,993	=	7%	BOY (1/1/12)	103,935	=	14%

2013 Adjusted PUD Conversion Rate:				2012 Adjusted PUD Conversion Rate:

Drilled	4,109	=	7%	Drilled	14,997	=	25%

Adjusted BOY (1)	59,847			Adjusted BOY (2)	61,017

(1)	Excludes 146 Mmcfe of PUD reserves removed in 2013 as a result of divestments.
(2)	Excludes 42,918 Mmcfe of PUD reserves removed in 2012 as a result of divestments (4,597 Mmcfe) and commodity prices (38,321 Mmcfe).

As noted in the Company’s response letter to the Staff dated August 4, 2014, as of December 31, 2013 there were no PUDs that had been booked for more than five years. While the Company does not believe past performance is necessarily indicative of future results, we do note that since 2009, the average annual PUD write off due to the five year limit was approximately 5%. Furthermore, based on the tables above, only 1% and 7% of the Company’s PUDs at December 31, 2013 and 2012, respectively, were related to PUDs that had been carried for more than four years.

Given that approximately 92% of the Company’s PUDs at December 31, 2013 were associated with natural gas, the Company acknowledges that its development drilling over the last few years has been inconsistent due to low natural gas prices, acquisitions and sales of assets and a strategic shift toward higher margin liquids production as discussed in our response to comment 1 above. However, the Company’s efforts to increase oil and NGL production have been successful as evidenced by the 50% increase in oil and NGL production during the first half of 2014, as compared to the first half of 2013. This growth in higher margin production has provided a significant increase in discretionary cash flow, which we expect to be supportive of a more consistent development drilling program over the next five years. Furthermore, as disclosed in the Company’s press release dated August 4, 2014, the Company recently entered into a joint

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venture focused on drilling dry gas PUDs on its Woodford acreage. Under the terms of the joint venture, our partner pays a disproportionate share of the drilling costs, which substantially increases our rate of return on these dry gas PUDs in the current natural gas price environment. The Company expects this drilling program to commence in the fourth quarter of 2014.

Leasehold Acreage, page 12

3.	We note your response to prior comment two, stating that you have no undeveloped acreage that is expected to expire prior to development. Please submit a schedule correlating the extent of proved undeveloped reserves claimed on the acreage referenced in your previous and more recent disclosures, indicating that 18% of your net undeveloped acreage was scheduled to expire in 2013, 19% in 2014, and 16% in 2015, as disclosed on page 12 of your 2012 Form 10-K, and the comparable disclosure on page 13 of your 2013 Form 10-K, explaining that 17% of your net undeveloped acreage is scheduled to expire in 2014, 19% in 2015, and 27% in 2016.

Please include an analysis addressing (i) property identity and location, (ii) period the PUD reserves were originally booked, (iii) period the PUD reserves were originally scheduled for development, (iv) each subsequent adjustment impacting the timing of development along with an explanation (e.g., details underlying the disposition of the 18% that was expected to expire in 2013), and (v) the current status of each property.

Response 3:

In response to the Staff’s comment, the Company submits that at December 31, 2013, the Company had no PUD reserves attributed to acreage that has an expiration date preceding the scheduled date for initial development and nearly all of the Company’s PUDs are offset locations to proved developed producing wells that are holding the applicable acreage through production.

The following tables set forth the extent of PUDs located on the acreage that was scheduled to expire as disclosed in each of our 2013 and 2012 Form 10-Ks:

2013 Disclosure

Area	PUD Location	Net Reserves		Expiring Net Acreage
		Oil/NGL (Mbbl)	Gas (MMcf)	2014	2015	2016
OK-Woodford	PUD 07N-12E-11 W/5	17.23	129.06	0	17	0
	PUD 07N-12E-11 WC/5	17.23	129.06	0	17	0
OK- Miss Lime	PUD 3-22H 23N-4E W/3	15.03	16.37	26	204	1

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August 15, 2014

The two PUD locations on primary term acreage related to our Woodford Shale assets were originally booked at December 31, 2013 with initial development scheduled for July 2015. This schedule has not changed. The one PUD location associated with the Company’s Mississippian Lime acreage was originally booked at December 31, 2012 with initial development scheduled for June 2013. At December 31, 2013, development of this location was deferred until March 2015 as the Company was in the process of evaluating seismic data shot over the acreage to improve the geologic model and augment field development drilling. This location remains scheduled for development prior to the expiration of the associated lease.

2012 Disclosure

Area	PUD Location	Net Reserves		Expiring Net Acreage
		Oil/NGL (Mbbl)	Gas (MMcf)	2013	2014	2015
OK-Miss Lime	PUD 1-22H 23N-04E E/3	19.13	18.05	200	17	5
	PUD 3-22H 23N-4E W/3	26.30	22.95	200	27	5

As of December 31, 2012, the two PUD locations associated with the Company’s Mississippian Lime acreage were initially booked at December 31, 2012 with initial development scheduled for June 2013. During 2013, the Company exercised two year lease extensions which provided additional time to develop these locations. At December 31, 2013, development of PUD 3-22H was deferred until March 2015 as the Company was in the process of evaluating seismic data shot over the acreage to improve the geologic model and augment field development drilling. Regarding PUD 1-22H, the Company removed this PUD at December 31, 2013 as a result of an additional technical evaluation.

In response to the Staff’s comment, the Company proposes to expand its disclosure in future filings if a material portion of its PUD reserves could be impacted by acreage that is scheduled to expire.

In connection with the Company’s response to the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

August 15, 2014

Please call the undersigned at (337) 232-7028 with any additional comments or questions you may have.

Very truly yours,

/s/ J. Bond Clement
J. Bond Clement
Executive Vice President and Chief Financial Officer